                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K


     (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2000 or


     ( ) TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the Transition Period from __________ to __________


Commission File No. 1-9583


          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                    MBIA INC.
                   Employees Profit Sharing and 401 (K) Salary
                                  Deferral Plan



          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                    MBIA Inc.
                                 113 King Street
                               Armonk, N. Y. 10504

                                    MBIA INC.
                          EMPLOYEES PROFIT SHARING AND
                           401(K) SALARY DEFERRAL PLAN


                              FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                           DECEMBER 31, 2000 AND 1999

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN

                              FINANCIAL STATEMENTS


                                      INDEX
                                      -----

                                                                   Pages
                                                                   -----
Report of Independent Accountants                                      2


Financial Statements:
     Statements of Net Assets Available for Plan
       Benefits as of December 31, 2000 and 1999                       3

     Statements of Changes in Net Assets Available
       for Plan Benefits for the years ended
       December 31, 2000 and 1999                                      4

     Notes to Financial Statements                                  5-11

     Supplemental Schedule 27A                                        12

Signatures                                                            13


    Schedules other than those listed above have been omitted since they are either not required or not applicable.

                       Report of Independent Accountants
                       ---------------------------------


To the Participants and Administrator of MBIA Inc. Employees Profit Sharing and 401(K) Salary Deferral Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of MBIA Inc. Employees Profit Sharing and 401 (K) Salary Deferral Plan (the "Plan") at December 31, 2000 and December 31, 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain Plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


June 15, 2001
New York, New York

                                   MBIA INC.
           EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN

             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                 December 31,  December 31,
                                                    2000           1999
                                                 -----------   -----------
Assets:
     Investments, at fair value
     (cost $88,304,311 and
     $90,120,473 respectively)                   $93,841,942   $88,772,586


     Participant loans                             1,288,730     1,364,852

     Employer contribution receivable                     --        26,548
                                                 -----------   -----------

         Net assets available for
         plan benefits                           $95,130,672   $90,163,986
                                                 ===========   ===========

   The accompanying notes are an integral part of the financial statements.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS


                                                               Years ended December 31
                                                         -----------------------------------
                                                             2000                  1999
                                                         -------------        --------------
Contributions:
  Employees' salary deferral                             $  3,965,002         $  6,842,683

  Employer                                                  2,434,173            2,281,788

Transfer from 1838 Salary Savings Plan                             --            3,009,973

Transfer from CapMAC ESOP Plan                                     --           13,976,301

Interest and dividends                                      4,033,150            3,517,721

Net appreciation/(depreciation) in
  fair value of investments                                 5,633,962           (1,350,100)

Benefit distributions                                     (11,099,601)          (8,465,105)
                                                         ------------         ------------

         Net increase                                       4,966,686           19,813,261

Net assets available for plan
  benefits, beginning of year                              90,163,986           70,350,725
                                                         ------------         ------------

         Net assets available for plan
           benefits, end of year                         $ 95,130,672         $ 90,163,986
                                                         ============         ============

   The accompanying notes are an integral part of the financial statements.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                        NOTES TO FINANCIAL STATEMENTS


1. Plan Description
-------------------

The MBIA Inc. Employees Profit Sharing and 401(K) Salary Deferral Plan (the "Plan") is a defined contribution plan for employees of MBIA Inc. and Subsidiaries (the "Company") who have completed six months of service, are at least 21 years of age, and work a minimum of 21 hours per week. Effective April 1, 1987, a 401(K) deferral feature was implemented enabling eligible participants to defer up to 10% of their total eligible compensation. Matching contributions are made by the Company, in the form of MBIA Inc. common stock, at the rate of 100% of the participant's contribution up to a maximum of 5% of the participant's eligible compensation. Participants may request loans from their accounts in accordance with established guidelines. Loan balances outstanding are reflected as assets of the Plan. Interest income on the loans is recorded as earned.

The Plan's assets are managed by Fidelity Management Trust Company ("Fidelity"), the investment advisor, trustee and custodian. The participants of the Plan have the option to direct the investment of their contribution share into one or more of ten Fidelity funds, one Baron Asset Management Company, Inc. ("Baron") fund, one or more of four 1838 Investment Advisors, Inc. ("1838") funds and the Employer Stock Fund. 1838 is a wholly-owned subsidiary of MBIA Inc.

Vesting in employer contributions begins after three years of service and full vesting is achieved after five years of service. Participants are fully vested in their salary deferred contributions at all times. Upon reaching the normal retirement date, death or becoming disabled, a participant becomes fully vested in the Company's contributions. Nonvested benefits remaining after termination of employment serve to reduce future Company contributions. In 2000, employer contributions were not reduced by nonvested benefits. The forfeiture balance as of December 31, 2000, was $47,814. In 1999, employer contributions were reduced by $23,220, from forfeited nonvested accounts.

A participant is entitled to the benefit that can be provided by the contributions and income thereon, including net realized and unrealized investment gains and losses of each participant's account. Upon retirement, disability, death or termination, a participant or beneficiary can elect to receive a lump-sum distribution, installment distributions or purchase a joint and survivor annuity contract or single life annuity contract.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Summary Plan

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                   NOTES TO FINANCIAL STATEMENTS (Continued)


Description and Plan Document for specific information regarding Plan provisions.

On February 17, 1998, MBIA Inc. and CapMAC Holdings Inc. ("CapMAC") consummated a merger. Effective the date of the merger, the account balances in the CapMAC 401(K) Plan were transferred to the MBIA Inc. Employees Profit Sharing and 401(K) Salary Deferral Plan. Under MBIA Inc.'s vesting requirements, these employees have received credit for their years of service with CapMAC.

On July 31, 1998, MBIA Inc. completed a merger of its investment management business with 1838. Effective January 1, 1999, the account balances in the 1838 Salary Savings Plan were transferred to the MBIA Inc. Employees Profit Sharing and 401(K) Salary Deferral Plan. Under MBIA Inc.'s vesting requirements, these employees have received credit for their years of service with 1838.

In July 1999, the CapMAC Employee Stock Ownership Plan ("ESOP") was merged with the Plan. Prior to the merger of the plans, 213,175 ESOP shares were allocated to the CapMAC participants. In conjunction with the merger of the plans, there were 147,364 unallocated ESOP shares remaining that would be used to fund the Company's match obligations. As of December 31, 2000, the unallocated ESOP share balance was 92,750.


2. Summary of Significant Accounting Policies
---------------------------------------------

The financial statements have been prepared on the basis of generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits. Significant accounting policies are as follows:

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                   NOTES TO FINANCIAL STATEMENTS (Continued)


Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments

The Plan's investments are valued at their current fair values based on last reported sales prices on the last business day of the year. Participant loans are stated at cost plus accrued income, which approximates fair value.

Income from investment activities is determined based on the Plan's underlying contribution to the investment classification which is, in turn, based on the investment fund elections of the participants.

Gain or loss on the sale of investments is based on specifically identified cost. Interest income from investments is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan's net appreciation (depreciation) in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Contributions from eligible participants and matching Company contributions are recorded in the month the related payroll deductions are made.

Participant Accounts

Each participant has an account which is credited with the Company's contribution, employees' contribution and the income (loss) from the investment activities of the participant's account.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses, which consist primarily of investment management, record keeping and auditing fees, are paid directly by the Company rather than out of Plan assets. Employee loan fees are paid out of the participants' accounts.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                   NOTES TO FINANCIAL STATEMENTS (Continued)


3. Plan Termination
-------------------

The Company has not expressed any intent to discontinue its contributions or terminate the Plan. However, it reserves the right to temporarily suspend contributions to or amend or terminate the Plan. Upon termination of the Plan, the accounts of all participants shall become fully vested, and the net assets of the Plan shall be distributed among the participants and beneficiaries of the Plan in proportion to their respective account balances.


4. Investments
--------------

The financial position of the Plan on a cash basis (excluding the ending accrual for employer contributions) in each asset category as of December 31, 2000 and 1999, was as follows:

                                                                         December 31, 2000
                                                         ----------------------------------------------------
                                                                 Cost                       Fair Value
                                                         ----------------------        ----------------------
Employer Stock Fund*                                           $  19,220,507                 $  27,081,589
ESOP Fund*                                                        11,038,584                    15,345,389
Fidelity Puritan Fund                                                963,448                       956,822
Fidelity Magellan Fund                                             4,662,686                     4,100,895
Fidelity Growth Company Fund*                                      7,518,068                     6,232,986
Fidelity Growth and Income Portfolio*                             15,109,448                    13,612,813
Fidelity Intermediate Bond Fund                                    1,486,140                     1,528,378
Fidelity Value Fund                                                  651,151                       695,183
Fidelity Overseas Fund                                             4,327,555                     3,234,407
Fidelity Blue Chip Growth Fund*                                    7,732,770                     6,644,112
Fidelity Spartan U.S. Equity Index Fund*                           5,393,589                     4,865,061
Fidelity Managed Income Fund*                                      5,060,086                     5,060,086
Baron Asset Fund                                                      50,734                        45,501
1838 International Equity Fund                                     1,108,285                       899,245
1838 Large Cap Equity Fund                                         3,949,191                     3,506,287
1838 Fixed Income Fund                                                32,069                        33,188
                                                         ----------------------        ----------------------
                                                               $  88,304,311                 $  93,841,942
                                                         ======================        ======================

Participant Loans                                                  1,288,730                     1,288,730

               * Each of these investments, at fair value, represents 5% or more of the Plan's net assets at December 31, 2000.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                   NOTES TO FINANCIAL STATEMENTS (Continued)


                                                                         December 31, 1999
                                                         ----------------------------------------------------
                                                                 Cost                       Fair Value
                                                         ----------------------        ----------------------
Employer Stock Fund*                                         $    24,706,235               $    20,216,619
ESOP Fund                                                         13,483,220                    10,998,903
Fidelity Puritan Fund                                              1,003,815                       955,317
Fidelity Magellan Fund*                                            4,471,245                     4,931,065
Fidelity Growth Company Fund*                                      4,066,838                     6,133,866
Fidelity Growth and Income Portfolio*                             15,743,017                    16,184,712
Fidelity Intermediate Bond Fund                                    3,512,395                     3,347,159
Fidelity Value Fund                                                  774,108                       714,131
Fidelity Overseas Fund                                             1,879,288                     2,343,806
Fidelity Blue Chip Growth Fund*                                    6,526,273                     7,714,054
Fidelity Spartan U.S. Equity Index Fund*                           4,527,256                     5,283,267
Fidelity Managed Income Fund                                       4,418,889                     4,418,889
Baron Asset Fund                                                       6,135                         6,499
1838 International Equity Fund                                     1,168,617                     1,363,871
1838 Small Cap Equity Fund                                           606,950                       604,858
1838 Large Cap Equity Fund                                         3,121,252                     3,451,955
1838 Fixed Income Fund                                               104,940                       103,615
                                                         ----------------------        ----------------------
                                                             $    90,120,473               $    88,772,586
                                                         ======================        ======================

Participant Loans                                                  1,364,852                     1,364,852

          * Each of these investments, at fair value, represents 5% or more of the Plan's net assets at December 31, 1999.



5. Changes in Net Assets Available for Plan Benefits by Fund
------------------------------------------------------------

For the years ended December 31, 2000 and 1999, the changes in net assets available for Plan benefits of the individual investment funds were as shown on the following page:

                                   MBIA INC.
           EMPLOYEES PROFIT SHARING and 401 (K) SALARY DEFERRAL PLAN
                   NOTES TO FINANCIAL STATEMENTS (Continued)

                                       ---------------------------------------------------------------------  -------------
                                         Employer                                                  Growth        Growth
                                          Stock           ESOP        Puritan      Magellan       Company      and Income
                                          Fund            Fund          Fund        Fund           Fund           Fund
                                       ------------   ------------  -----------  ------------  -------------  -------------
Contributions:
   Employees' salary deferral           $   194,564    $       250   $  121,326  $    381,801  $     515,932  $    704,593

   Employer                                  36,681      2,397,492          ---           ---            ---           ---

Interest and dividends                      314,664        170,049       74,954       170,981        582,354     1,303,972

Net appreciation (depreciation)
  in fair value of investments            8,128,300      4,406,550       (9,017)     (590,177)    (1,224,017)   (1,603,451)

Benefit distributions                    (2,153,837)    (2,568,584)     (61,903)     (458,094)      (992,670)   (1,812,481)

Transfers from (to) other funds             318,050        (59,271)    (123,854)     (334,681)     1,217,521    (1,164,532)
                                       ------------   ------------  -----------  ------------  -------------  ------------

Net increase (decrease) in
  net assets available
  for Plan benefits                    $  6,838,422   $  4,346,486  $     1,506  $   (830,170) $      99,120  $ (2,571,899)
                                       ============   ============  ===========  ============  =============  ===========

                                      ----------------------------------------------------------------------  --------------
                                        Employer                                                  Growth         Growth
                                         Stock            ESOP         Puritan     Magellan      Company       and Income
                                         Fund             Fund          Fund         Fund          Fund           Fund
                                       ------------   ------------  -----------  ------------  -------------  ------------
Contributions:
   Employees' salary deferral          $    596,150   $        ---      139,770  $    386,888  $     378,534  $    908,645

   Employer                               1,767,579        514,209          ---           ---            ---           ---

Transfer from
  1838 Salary Savings Plan                      ---            ---          ---           ---            ---           ---

Transfer from
  CapMAC ESOP Plan                              ---     13,976,301          ---           ---            ---           ---

Interest and dividends                      301,789         43,502       79,096       350,757        417,133     1,121,848

Net appreciation (depreciation)
  in fair value of investments           (4,710,583)    (2,742,529)     (48,246)      492,093      2,174,216       539,136

Benefit distributions                    (2,408,987)      (792,287)    (175,217)     (476,361)      (536,272)   (2,104,668)

Transfers from (to) other funds              43,757           (293)      21,670       989,460        498,855    (1,439,398)
                                       ------------   ------------  -----------  ------------  -------------  ------------

Net increase (decrease) in
  net assets available
  for Plan benefits                    $ (4,410,295)  $ 10,998,903  $    17,073  $  1,742,837  $   2,932,466  $   (974,437)
                                       ============   ============  ===========  ============  =============  ============

                                                                Year ended December 31, 2000
                                     -------------------------------------------------------------------------------------------
                                                                                Blue Chip           Spartan          Managed
                                      Intermediate     Value       Overseas       Growth         U. S. Equity         Income
                                       Bond Fund       Fund          Fund         Fund            Index Fund        Portfolio
                                      ------------  -----------  ------------  -------------   ---------------     -------------
Contributions:
   Employees' salary deferral         $     95,825  $   116,610  $    229,830  $     549,224     $    418,589      $    265,845

   Employer                                    ---          ---           ---            ---              ---               ---

Interest and dividends                     114,000       13,493       411,754        314,852           52,677           261,237

Net appreciation (depreciation)
  in fair value of investments              38,249       33,633    (1,137,896)    (1,092,224)        (540,928)              ---

Benefit distributions                     (203,593)    (110,534)     (241,377)      (919,901)        (656,864)         (748,769)

Transfers from (to) other funds         (1,863,262)     (72,150)    1,628,290         78,107          308,320           862,884
                                      ------------  -----------  ------------  -------------     -------------     -------------

Net increase (decrease) in
  net assets available
  for Plan benefits                   $ (1,818,781) $   (18,948) $    890,601  $  (1,069,942)    $   (418,206)     $    641,197
                                      ============  ===========  ============  =============     =============     =============

                                                                         Year ended December 31, 1999
                                      ------------------------------------------------------------------------------------------
                                                                                 Blue Chip          Spartan          Managed
                                      Intermediate     Value      Overseas        Growth         U. S. Equity         Income
                                       Bond Fund       Fund         Fund           Fund           Index Fund        Portfolio
                                      ------------  -----------  ------------  -------------   ---------------     -------------
Contributions:
   Employees' salary deferral         $    107,693  $   185,415  $    541,675  $     556,711     $  1,003,227      $    283,325

   Employer                                    ---          ---           ---            ---              ---               ---

Transfer from
  1838 Salary Savings Plan                     ---          ---           ---            ---              ---             6,734

Transfer from
  CapMAC ESOP Plan                             ---          ---           ---            ---              ---               ---

Interest and dividends                     209,839       85,258       138,931        272,013           86,020           222,263

Net appreciation (depreciation)
  in fair value of investments            (177,293)     (42,233)      518,654      1,236,488          828,727               ---

Benefit distributions                     (156,240)     (77,928)     (220,028)      (508,768)        (433,038)         (457,972)

Transfers from (to) other funds           (234,167)      12,758        61,080         37,598          (27,853)              (37)
                                       -----------   ----------  ------------   ------------     -------------     -------------

Net increase (decrease) in
  net assets available
  for Plan benefits                   $   (250,168) $   163,270  $  1,040,312  $   1,594,042     $  1,457,083      $     54,313
                                       ===========   ==========  ============   ============     =============     =============

                                     ----------------------------------------------------------------------------------------------
                                                    1838         1838            1838        1838
                                       Baron   International   Small Cap      Large Cap      Fixed      Participant
                                       Asset      Equity        Equity          Equity      Income        Loans           Total
                                     ---------  ----------   ------------    -----------  -----------  -----------   --------------
Contributions:
   Employees' salary deferral        $  22,071  $   99,561   $     14,096    $   230,028  $     4,857  $       ---   $    3,965,002

   Employer                                ---         ---            ---            ---          ---          ---        2,434,173

Interest and dividends                   2,840     100,574             (4)         5,041        2,891      136,821        4,033,150

Net appreciation (depreciation)
  in fair value of investments          (4,608)   (256,830)       (59,542)      (454,603)         523          ---        5,633,962

Benefit distributions                  (17,820)    (46,934)           ---        (74,517)      (8,931)     (22,792)     (11,099,601)

Transfers from (to) other funds         36,518    (360,997)      (559,408)       348,383      (69,767)    (190,151)            ---
                                     ---------  ----------   ------------    -----------  -----------  -----------   --------------

Net increase (decrease) in
  net assets available
  for Plan benefits                  $  39,001  $ (464,626)  $   (604,858)   $    54,332  $   (70,427) $   (76,122)  $    4,966,686
                                     =========  ==========   ============    ===========  ===========  ===========   ==============

                                     ----------------------------------------------------------------------------------------------
                                                  1838           1838           1838        1838
                                       Baron  International    Small Cap      Large Cap     Fixed      Participant
                                       Asset      Equity         Equity        Equity       Income        Loans           Total
                                     ---------  ----------   ------------   ------------  -----------  -----------   --------------
Contributions:
   Employees' salary deferral        $     925  $  565,035   $    166,567   $     977,638   $  44,485  $       ---   $    6,842,683

   Employer                                ---         ---            ---             ---         ---          ---        2,281,788

Transfer from
  1838 Salary Savings Plan                 ---     551,235        530,660       1,848,281      38,369       34,694        3,009,973

Transfer from
  CapMAC ESOP Plan                         ---         ---            ---             ---         ---          ---       13,976,301

Interest and dividends                     ---      59,920            270          11,522       1,548      116,012        3,517,721

Net appreciation (depreciation)
  in fair value of investments             364     197,237        (15,853)        401,047      (1,325)         ---       (1,350,100)

Benefit distributions                      ---     (36,185)        (3,427)            ---         ---      (77,727)      (8,465,105)

Transfers from (to) other funds          5,210      26,629        (73,359)        213,467      20,539     (155,916)             ---
                                     ---------  ---------    ------------   -------------  ----------  -----------   --------------

Net increase (decrease) in
  net assets available
  for Plan benefits                  $   6,499  $1,363,871   $    604,858   $   3,451,955   $ 103,616  $   (82,937)  $   19,813,261
                                     =========  =========    ============   =============  ==========  ===========   ==============

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                   NOTES TO FINANCIAL STATEMENTS (Continued)



6. Tax Status
-------------

The Internal Revenue Service has advised that the Plan constitutes a qualified plan under Section 401 (a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501 (a).

The Plan obtained its latest determination letter on July 12, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related Trust was tax-exempt as of the financial statement date.

                                   MBIA INC.
           EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                             SUPPLEMENTAL SCHEDULE
        LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (1)
                             at December 31, 2000


     Description                                  Cost (2)     Current Value
     -----------                                  --------     -------------

     Employer Stock Fund                                        $27,081,589
     ESOP Fund                                                   15,345,389
     Fidelity Puritan Fund*                                         956,822
     Fidelity Magellan Fund*                                      4,100,895
     Fidelity Growth Company Fund*                                6,232,986
     Fidelity Growth and Income Portfolio*                       13,612,813
     Fidelity Intermediate Bond Fund*                             1,528,378
     Fidelity Value Fund*                                           695,183
     Fidelity Overseas Fund*                                      3,234,407
     Fidelity Blue Chip Growth Fund*                              6,644,112
     Fidelity Spartan U.S. Equity Index Fund*                     4,865,061
     Fidelity Managed Income Fund*                                5,060,086
     Baron Asset Fund*                                               45,501
     1838 International Equity Fund*                                899,245
     1838 Large Cap Equity Fund*                                  3,506,287
     1838 Fixed Income Fund*                                         33,188
                                                                -----------
                                                                $93,841,942

     Participant Loans
     -----------------

     Loans, at cost                               1,288,730       1,288,730
                                                                -----------

     Total                                                      $95,130,672
                                                                ===========

(1) This schedule has been certified as complete and accurate by the Plan trustee.

(2) The trustee has informed the Plan's management that it is not possible for the trustee to provide historical cost for the funds.

* Fidelity Management Trust Company, 1838 Investment Advisors, Inc., and Baron Asset Management Company, Inc., are parties in interest.

   See Notes to Financial Statements and Report of Independent Accountants.

                                   Signatures
                                   ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                        MBIA Inc.
                                              Employees Profit Sharing and
                                              401(K) Salary Deferral Plan


Date:  June 15, 2001                              /s/  NEIL G. BUDNICK
                                             --------------------------------
                                             Neil G. Budnick
                                             Chief Financial Officer




Date:  June 15, 2001                              /s/  KEVIN D. SILVA
                                             --------------------------------
                                             Kevin D. Silva
                                             Chief Administrative Officer
                                             Plan Administrator